STATEMENT OF PREFERENCES
                                       OF
                          SERIES A PREFERRED STOCK AND
                            SERIES B PREFERRED STOCK
                                       OF
                             ADEPT TECHNOLOGY, INC.


         Brian R. Carlisle and Bruce E. Shimano certify that:

         1. They are the President and Secretary, respectively, of Adept Technology, Inc., a California corporation (the "Corporation").

         2. The Corporation has five million (5,000,000) shares of Preferred Stock authorized, none of which has been issued. The Board of Directors has by resolution designated (a) seventy-eight thousand (78,000) shares of the undesignated Preferred Stock as "Series A Convertible Preferred Stock," none of which has been issued or is outstanding, and (b) twenty-two thousand (22,000) shares of the undesignated Preferred Stock as "Series B Convertible Preferred Stock," none of which has been issued or is outstanding.

         3. Pursuant to the authority given to it by the Corporation's Articles of Incorporation, the Board of Directors of the Corporation has duly adopted the following recitals and resolutions:

                  "WHEREAS, the Articles of Incorporation of the Corporation, as amended, provide for a class of shares known as the Preferred Stock, issuable from time to time in one or more series;

                  WHEREAS, the Board of Directors of the Corporation is authorized, within the limitations and restrictions stated in the Articles of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon each wholly unissued series of the Preferred Stock, to fix the number of shares constituting each such series, and to determine the designation thereof;

                  WHEREAS, the Board of Directors of the Corporation desires, pursuant to its authority as aforesaid, to designate a series of the Preferred Stock as "Series A Convertible Preferred Stock" and to designate the number of shares constituting such series and to fix the rights, preferences, privileges and restrictions of such series; and

                  WHEREAS, the Board of Directors of the Corporation desires, pursuant to its authority as aforesaid, to designate a series of the Preferred Stock as "Series B Convertible Preferred Stock" and to designate the number of shares constituting such series and to fix the rights, preferences, privileges and restrictions of such series.

                  NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the Corporation hereby designates such new series of the Preferred Stock and the number of shares constituting such series and fixes the rights, preferences, privileges and restrictions relating to such series as follows:

         (A) Designation of Series. The Corporation shall have a series of Preferred Stock designated as "Series A Convertible Preferred Stock" (the "Series A Preferred") and a series of Preferred Stock designated as "Series B Convertible Preferred Stock" (the "Series B Preferred" and collectively with the Series A Preferred, the "Preferred Stock").

         (B) Designation of Number of Shares in Series. The number of shares constituting the Series A Preferred shall be seventy-eight thousand (78,000), and the number of shares constituting the Series B Preferred shall be twenty-two thousand (22,000).

         (C) Fixing the Rights, Preferences, Privileges and Restrictions. The following rights, preferences, privileges and restrictions are hereby granted to and imposed upon the Preferred Stock:

         1. Dividends.

                  (a) The holders of the Preferred Stock shall be entitled to receive in any fiscal year, out of the funds legally available therefor, dividends at the rate of $15.00 per share (adjusted for any subdivisions, combinations, consolidations or stock distributions or stock dividends with respect to such shares) per annum on each outstanding share of Preferred Stock, payable in preference and priority to any payment of any dividend on the Common Stock. The right to such dividends on the Preferred Stock shall be cumulative, and the right to receive such dividends shall accrue to holders of the Preferred Stock by reason of the fact that dividends on such shares are not declared or paid in any prior year. Any accrued and unpaid dividends on the Preferred Stock shall be payable only in the event of a liquidation, dissolution or winding up of the Corporation or other Liquidity Event (as defined in Section 2(c)).

                  (b) No dividends shall be paid on any share of Common Stock during any fiscal year of the Corporation until dividends in the total amount of $15.00 per share (adjusted for any subdivisions, combinations, consolidations or stock distributions or stock dividends with respect to such shares) on the Preferred Stock shall have been paid or declared and set apart during that fiscal year and any prior year in which dividends accumulated but remain unpaid, and no dividends shall be paid on any share of Common Stock unless a dividend is paid with respect to all outstanding shares of Preferred Stock, in an amount for each such share of Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Preferred Stock could then be converted, as the case may be.

         2. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the shareholders of the Corporation shall be made in the following manner:

                  (a) The holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, the amount equal to

$250.00 (adjusted for any subdivisions, combinations, consolidations or stock distributions or stock dividends with respect to the Preferred Stock) (the "Initial Preferred Stock Price") for each share of Preferred Stock then held by them and, in addition, an amount equal to all cumulated and unpaid dividends on the Preferred Stock. If upon the occurrence of a liquidation, dissolution or winding up of the Corporation the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock on a pro rata basis, based upon the number of shares of Preferred Stock then held by each holder.

                  (b) After setting apart or paying in full the preferential amounts due pursuant to Section 2(a), the remaining assets of the Corporation available for distribution to shareholders, if any, shall be distributed to the holders of the Common Stock on a pro rata basis, based on the number of shares of Common Stock then held by each holder on an as-converted basis.

                  (c) The occurrence of any of the following events: (i) the consummation of (x) an acquisition of the Corporation by another corporation or entity by merger, consolidation or other reorganization in which the holders of the Corporation's outstanding voting stock immediately prior to such transaction own, directly or indirectly, immediately following such merger, consolidation or reorganization, shares representing less than 50% of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such merger, consolidation or reorganization; or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Corporation; or (ii) the shareholders of the Corporation approve a plan or proposal for the liquidation or dissolution of the Corporation; or (iii) any 'person' (as defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") shall become the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of 50% or more of the Corporation's outstanding Common Stock (each, a "Liquidity Event"), shall be deemed to be a liquidation, dissolution or winding up within the meaning of this
Section 2.

                  (d) Notwithstanding any other provision of this Section 2, the Corporation may at any time, out of funds legally available therefor, repurchase shares of Common Stock of the Corporation issued to or held by employees, officers or consultants of the Corporation or its subsidiaries upon termination of their employment or services, pursuant to any agreement providing for such right of repurchase, whether or not dividends on the Preferred Stock shall have been declared and funds set aside therefor and such repurchases shall not be subject to the liquidation preferences of the Preferred Stock.

                  (e) In the event the Corporation proposes to distribute assets other than cash in connection with any liquidation, dissolution or winding up of the Corporation, the value of the assets to be distributed to the holder of shares of Preferred Stock and Common Stock shall be determined in good faith by the Board of Directors. Any securities not subject to investment letter or similar restrictions on free marketability shall be valued as follows:

                           (i) If traded on the Nasdaq  Stock  Market or another
securities exchange, the value shall be deemed to be the average of the security's closing prices on Nasdaq or such exchange over the thirty trading (30) day period ending on and including the day immediately preceding the distribution; and

                           (ii) If actively traded  over-the-counter,  the value
shall be deemed to be the average of the closing bid prices over the thirty trading (30) day period ending on and including the day immediately preceding the distribution.

The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be adjusted to make an appropriate discount from the market value determined as in clauses (i) or (ii) to reflect the fair market value thereof as determined in good faith by the Board of Directors, which determination shall be final and conclusive.

         3. Voting Rights. Except as otherwise required by law or as set forth herein, the holder of each share of Common Stock issued and outstanding shall have one vote for each share of Common Stock held by such holder, and the holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted assuming a conversion rate equal to (a) the Initial Preferred Stock Price divided by (b) 8.18. Holders of Common Stock and Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation.

         4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

                  (a) Right to Convert. Subject to Section 6, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the earlier of (i) the first anniversary of the date on which the shares of Preferred Stock are originally issued (the "Original Issue Date"),
(ii) the public announcement of a Liquidity Event or (iii) the occurrence of an Event of Default (as defined in Section 5(a)). Each such share shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined in accordance with Section 5. The date of any conversion of the Preferred Stock under this Section 4 is referred to as the "Conversion Date".

                  (b) Automatic Conversion. Subject to Sections 5(g) and 6, each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion rate determined in accordance with
Section 5 hereof  upon and after the third  anniversary  of the  Original  Issue
Date.

                  (d) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair value of a share of Preferred Stock as determined in good faith by the Board of Directors of the Corporation. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter (but in any event within five (5) business days thereafter), issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the occurrence of any event specified in Section 4(b), but subject to Section 5(g), the outstanding shares of Preferred Stock shall be converted into Common Stock automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

                  (e) Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock subject to the limitations set forth in Section 5, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock eligible for conversion, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

         5. Determination of Conversion Rate.

                  (a) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

                           (i) "Announcement Date Price" means $4.09.

                           (ii)  "Cash  Balance"  means  the sum of the cash and
cash equivalents and short-term investments on the Corporation's balance sheet (exclusive of any (x) borrowed funds, whether held in the form of cash, cash equivalents or short-term investments, or (y) funds raised on or after October 23, 2001 from public or private equity or debt financings) determined in accordance with generally accepted accounting principles, consistently applied.

                           (iii)  "Conversion  Date Price"  means the average of
the closing prices of one share of Common Stock on the Nasdaq National Market over the thirty (30) trading days ending on and including the trading date immediately preceding the applicable Conversion Date.

                           (iv) "Event of  Default"  means (a) the filing of any
bankruptcy, insolvency, trustee or receivership with respect to the Corporation or its assets, (b) the public announcement, publication or reporting by the Corporation of Cash Balances of less than fifteen million dollars ($15,000,000) as at (x) the end of any fiscal quarter of the Corporation included in the Reporting Period, or (y) as at any other date included in the Reporting Period on which the Corporation publicly announces, publishes or reports Cash Balances, or (c) the occurrence of a Liquidity Event (other than a Liquidity Event described in Section 2(c)(i), (ii) or (iii), which is approved by the Corporation's Board of Directors.

                           (v) "Excess Shares" shall mean any shares of Series A
Preferred, the conversion of which, applying the conversion rate formula using the denominator set forth in clause (y) of Section 5(b), would result in the issuance of shares of Common Stock in excess of the number of shares issuable based on a conversion rate under Section 5(b) having a denominator equal to 4.09.

                           (vi)  "Reporting  Period" means the period  beginning
October 1, 2001 and ending on September 30, 2002.

                  (b) Determination of Conversion Rate. The conversion rate per share of Preferred Stock shall be a fraction, the numerator of which shall be the Initial Preferred Stock Price and the denominator shall be the lower of the following:

                           (i) 8.18; and

                           (ii) 75% of the Conversion Date Price.

                  provided, however, subject to clause (c) below, (x) the denominator shall in no event be less than 4.09 with respect to any shares of Series B Preferred, and (y) the denominator shall in no event be less than 2.05 with respect to any shares of Series A Preferred.

                  (c) Event of Default Conversion Rate. Notwithstanding the foregoing clause (b), upon the occurrence of an Event of Default, the conversion rate per share of Preferred Stock shall be a fraction, the numerator of which shall be the Initial Preferred Stock Price and the denominator shall be the lower of the following:

                           (i) 4.09; and

                           (ii) 75% of the Conversion Date Price.

                  (d) Adjustments for Stock Dividends, Subdivisions, Combinations or Consolidations of Common Stock. In the event, prior to conversion of the Preferred Stock, the outstanding shares of Common Stock shall be (i) subdivided (by stock dividend, stock split, or otherwise) into a greater number of shares of Common Stock, or (ii) consolidated or combined (by a reverse stock split or otherwise) into a lesser number of shares of Common Stock, then, in either case, the conversion rates described in Sections 5(b) and 5(c) shall be proportionately increased or decreased, as applicable.

                  (e) Adjustments for Other Distributions. In the event the Corporation at any time or from time to time makes, or files a record date for the determination of, holders of Common Stock entitled to receive any distribution payable in securities or assets of the Corporation other than shares of Common Stock then in each such event provision shall be made so that the holders of Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities or assets of the Corporation which they would have received had their Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities or assets receivable by them as aforesaid during such period, subject to all other adjustment called for during such period under this Section 5 with respect to the rights of the holders of the Preferred Stock.

                  (f) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock of the Corporation or another entity (including without limitation, pursuant to a Liquidity Event), whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then and in each such event the holder of each share of Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization or reclassification or other change by holders of the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Preferred Stock immediately before that change, all subject to further adjustment as provided herein.

                  (g) Miscellaneous.

                           (i) The Preferred Stock shall not be convertible,  in
the aggregate, into 20% or more of the outstanding voting securities of the Corporation. No holder of Preferred Stock may convert shares of Preferred Stock into shares of Common Stock if, and to the extent, after giving effect to such conversion, such holder shall hold, in the aggregate, 20% or more of the outstanding voting securities of the Corporation. The foregoing shall not affect the applicable conversion rate and any shares of Preferred Stock not permitted to be converted pursuant to this Section 5(g)(i) shall be immediately convertible, unless redeemed in accordance with Section 6, at such time as such holder subsequently holds, in the aggregate, less than 20% of such securities. The Conversion Date for automatic conversion specified in Section 4 shall be extended as required to permit the full conversion of all Preferred Stock pursuant to this paragraph.

                           (ii) calculations  under this Section 5 shall be made
to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

                           (iii) No  adjustment  in the  conversion  rate of the
Preferred Stock need be made if such adjustment would result in a change in such conversion rate of less than 0.5%. Any adjustment of less than 0.5% which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of 0.5% or more in such Conversion Rate.

         6. Redemption.

                  (a) Redemption Right. The Corporation shall, subject to the provisions of this Section 6, have the right, but not the obligation, to redeem from each holder of Excess Shares elected to be converted, any or all of such Excess Shares, effective on the day immediately prior to the Conversion Date applicable to such Excess Shares (each a "Redemption Date") as provided in clause (c).

                  (b) Redemption Price. Any Excess Shares elected to be redeemed by the Corporation shall be redeemed at a price per Excess Share equal to the sum of the Initial Preferred Stock Price, plus all cumulated and unpaid dividends (the "Series A Redemption Price"). Such Series A Redemption Price for all Excess Shares to be redeemed shall be paid in the form of a senior unsecured promissory note bearing interest from and after the Redemption Date at the rate of 6% per annum, maturing two (2) years after the Redemption Date and prepayable in whole or in part, without premium or penalty.

                   (c) Notice of Redemption. At least five (5) days prior to any Redemption Date, the Corporation shall send a notice (a "Redemption Notice") to all holders of Excess Shares to be redeemed setting forth (A) the Series A Redemption Price for the shares to be redeemed; (B) the Redemption Date, and (C) the place at which such holders may obtain payment of the Series A Redemption Price upon surrender of their share certificates. If the Corporation does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date, then it shall redeem such shares pro rata from the holders thereof to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

                  (d) Mechanics of Redemption. On or after such Redemption Date, each holder of shares of Excess Shares to be redeemed shall surrender such holder's certificates representing such shares to the Corporation in the manner and at the place designated in the Redemption Notice, and thereupon the Series A Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after such Redemption Date, unless the Corporation is unable to pay the Series A Redemption Price due to not having sufficient legally available funds, all rights of the holder of such Excess Shares (except the right to receive the Series A Redemption Price, without interest upon surrender of their certificates), shall cease and terminate with respect to such shares; provided that in the event that shares of Series A Preferred are not redeemed because the Corporation does not have sufficient legally available funds, such shares of Series A Preferred shall remain outstanding and shall be entitled to all of the rights and preferences provided herein.

                  (e) Conversion Rights After Redemption Notice. In the event of a call for redemption of any shares of Series A Preferred, the Conversion Rights set forth in Section 4 for such Series A Preferred shall terminate as to the shares designated for redemption at the close of business on the business day preceding the Redemption Date.

         7. Protective Provisions. So long as any shares of Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then-outstanding shares of Preferred Stock, take any action that:

                  (a) alters the rights, preferences or privileges of the Preferred Stock;

                  (b) increases the number of authorized shares of Preferred Stock;

                  (b) creates any new class or series of shares that has a preference over or is on a parity with the Preferred Stock with respect to voting, dividends, or liquidation preferences;

                  (c) reclassifies stock into shares having a preference over or on a parity with the Preferred Stock with respect to voting, dividends or liquidation preferences; or

                  (d)   supplements,   amends  or  modifies  this  Statement  of
Preferences.

/s/  Brian R. Carlisle                          /s/  Bruce E. Shimano
-------------------------------                 --------------------------------
Brian R. Carlisle, President                    Bruce E. Shimano, Secretary



Each of the undersigned declares under penalty of perjury under the laws of the State of California that he has read the foregoing certificate and knows the contents thereof and that the same is true of his own knowledge.

Dated:  October 22, 2001



/s/  Brian R. Carlisle                           /s/  Bruce E. Shimano
-------------------------------                  -------------------------------
Brian R. Carlisle                                Bruce E. Shimano